Part I, Item 8—Identifying Information

Request: Attach as Exhibit 1, the most recently filed or amended Schedule A of Form BD for the Broker-Dealer Operator disclosing information related to direct owners and executive officers.

Response:

| Primary Business Name: VIRTU AMERICAS LLC | | | | | | | BD Number: 149823 |

BD - AMENDMENT
12/03/2020

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

⦿ Yes ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
LEVINE, MATTHEW STEVEN	I	CHIEF COMPLIANCE OFFICER	04/2019	NA	N	N	5384169
MESSINGER, CRAIG CHARLES	I	CEO	07/2017	NA	Y	N	731877
RUPPRECHT, NICHOLAS ANDREW	I	PRINCIPAL OPERATIONS OFFICER	12/2018	NA	N	N	5790389
SULLIVAN, JOHN GERALD	I	FINOP	11/2020	NA	N	N	4330347
VIRTU STRATEGIC HOLDINGS LLC.	DE	OWNER	04/2016	E	Y	N	27-1574989